UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 24, 2025, Robin Energy Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor, in a registered direct offering (the “Offering”) (i) 1,400,000 shares (the “Shares”) of the Company’s common shares, par value $0.001 per share (“Common Shares”) and (ii) pre-funded warrants to purchase up to 5,140,000 Common Shares (the “Pre-funded Warrants” and, together with the Shares, the “Securities”). All of the Shares and the Pre-funded Warrants in the Offering were sold by the Company. Each Share was sold at an offering price of $1.07 and each Pre-funded Warrant was sold at an offering of $1.069, which is equal to the offering price per Share less the $0.001 exercise price of each Pre-Funded Warrant. The Offering is expected to close on October 27, 2025, subject to the satisfaction of customary closing conditions.

The Securities described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-286726), which was filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2025 and was declared effective by the Commission on April 28, 2025.

The aggregate gross proceeds to the Company from the Offering, before deducting placement agent fees and estimated expenses payable by the Company, will be approximately $7.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement, dated October 24, 2025, by and between the Company and Maxim Group LLC.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the form of Pre-funded Warrant.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Seward & Kissel LLP.

Attached to this report on Form 6-K as Exhibit 5.2 is a copy of the Opinion of Goodwin Procter LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated October 24, 2025 titled “Robin Energy Ltd. Announces Pricing of $7.0 Million Registered Direct Offering”.

A description of the Pre-Funded Warrants is set forth under the heading “Description of Securities We Are Offering” in the Prospectus filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 27, 2025, which is qualified by reference to the forms of such warrants which are filed as exhibits to this report.

EXHIBIT INDEX

1.1	Form of Placement Agency Agreement.

1.2	Form of Securities Purchase Agreement.

4.1	Pre-Funded Warrant

5.1	Opinion of Seward & Kissel LLP.

5.2	Opinion of Goodwin Procter LLP

23.1	Consent of Seward & Kissel LLP (contained in Exhibit 5.1)

23.2	Consent of Goodwin Procter LLP (contained in Exhibit 5.2)

99.1	Press Release, dated October 24, 2025.

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This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File. Nos. 333-286726 and 333-288459), including the prospectuses contained therein.

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SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2025

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer

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